March 18, 2009
VIA EDGAR & FEDEX
Securities and Exchange Commission
Attention: Karen J. Garnett
Mail Stop 4561
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:	Hines Global REIT, Inc. Registration Statement on Form S-11 Filed January 15, 2009 File No. 333-156742
Ladies and Gentlemen:
     On behalf of Hines Global REIT, Inc., a Maryland corporation (the “Company”) and pursuant to the applicable provisions of the Securities Act of 1933, and the rules and regulations promulgated thereunder (the “Securities Act”) please find attached for filing with the Securities and Exchange Commission via EDGAR, a complete copy of Amendment No. 1 to the above referenced Registration Statement (the “Registration Statement”) on Form S-11 (“Amendment No. 1”).
     Amendment No. 1 includes revisions in response to the comment letter from the Staff of the Securities and Exchange Commission (the “SEC” or “Commission”) to Charles N. Hazen of the Company dated February 23, 2009 (the “Comment Letter”). This letter provides responses to the Comment Letter, with responses keyed to the numbered comments in the Comment Letter.
     For the Staff’s convenience, the Company is supplementally providing the Staff with 6 copies of Amendment No. 1, which have been marked to indicate the revisions made to the Registration Statement filed on January 15, 2009, together with copies of this response letter as filed with the Commission.
General Comments
     1. Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.
Response: The Company hereby advises the Commission that it presently does not expect to include any additional graphics, maps, photographs and related captions or

Hines Global REIT, Inc.
March 18, 2009

other artwork in the prospectus, other than its logo, which it submitted to the Commission for its review on March 13, 2009.
     2. Please be advised that you are responsible for analyzing the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to your share redemption program. We urge you to consider all the elements of your share redemption program in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters. See, for example, T REIT Inc. (Letter dated June 4, 2001), Wells Real Estate Investment Trust II, Inc. (Letter dated December 3, 2003). To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the division’s Office of Mergers and Acquisitions.
Response: The Company has analyzed the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E to its share redemption program to ensure consistency with relief granted by the Division of Corporation Finance in prior no-action letters. At this time, the Company does not have any questions about the share redemption program but will contact the Division’s Office of Mergers and Acquisitions should such questions arise.
     3. We note that you may conduct the share redemption program during the offering period of the shares being registered under this registration statement. Please be advised that you are responsible for analyzing the applicability of Regulation M to your share redemption program. We urge you to consider all the elements of your share redemption program in determining whether the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007. To the extent you have questions as to whether the program is entirely consistent with that class exemption you may contact the Division of Market Regulation.
Response: The Company has analyzed the applicability of Regulation M to its share redemption program and has reviewed the program to ensure consistency with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP, dated October 22, 2007. At this time, the Company does not have any questions about the share redemption program but will contact the Division of Market Regulation should such questions arise.
     4. We note your use of third-party studies and reports throughout the registration statement. Please provide us with copies of any study or report that you cite or on which you rely and highlight the portions of the study or report that support your disclosure. Confirm that the industry reports or studies that you rely on were not prepared for you and that you did not compensate the party that prepared these reports or studies. Alternatively, please file the author’s consent as an exhibit to the registration statement.
Response: Copies of the third party studies or reports used in the Registration Statement will be provided to the Commission. The Company hereby confirms that none of these studies or reports were undertaken at the Company’s request nor has the Company compensated any of the preparing parties for conducting the associated studies or reports.

Hines Global REIT, Inc.
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     5. Please provide a discussion of related party transactions as required by Item 23 of Form S-11. We note related disclosure on page F-6.
Response: The Company hereby confirms that the Company has not yet entered into any related party transactions and that all of the anticipated related party transactions are already disclosed in the prospectus. See the “Management Compensation, Expense Reimbursements and Operating Partnership OP Units and Special OP Units” section of the prospectus which begins on page 74 of Amendment No. 1 and which, to the extent possible, provides estimates of all fees, compensation, income, expense reimbursements, interests or other payments that the Company may pay to its sponsor or its affiliates in connection with the offering, its operations and any disposition or liquidation.
     6. We note that you have included throughout the prospectus certain empirical disclosure, such as number of employees, tenants, etc. as of December 31, 2007. Please update your statistical disclosure to a more recent date.
Response: All statistical disclosures concerning the Hines organization have been updated to December 31, 2008 in Amendment No. 1. The information in the “Prior Performance” section, the “Prior Performance Tables” and certain related information which is included elsewhere in the prospectus will be updated in a pre-effective amendment to the Registration Statement.
     7. We note your disclosure throughout the prospectus that if the minimum offering requirement is not met, the subscription amounts will be returned to investors along with any earned interest less escrow costs. As these funds may be held in a non-interest bearing escrow account, please clarify whether subscribers may receive less than their investment amount after the deduction of your escrow costs.
Response: The Company hereby confirms that in the event the minimum offering requirement is not met, escrow costs will only be deducted from subscription amounts to be returned to investors to the extent interest has been earned on any such subscription amounts (although the Company is not required to have an interest bearing account). Accordingly, if the minimum offering requirement is not met, investors will, at a minimum, be refunded the full amount of their investment. The Company has clarified the related disclosure, including the fact that it expects funds to be held in an interest bearing account, on the prospectus cover page (and in each other place in which it appears) by adding the bold, underlined language as follows:
If we do not sell $2,000,000 in shares to at least 100 subscribers who are independent of us and each other before      , 2010, which is one year after the date of this prospectus, this offering will terminate and your funds, which are expected to be held in an interest bearing account but may be held in a non-interest bearing account, will be promptly returned to you with any remaining interest, if applicable, after deducting our escrow costs from any interest earned on your funds.

Hines Global REIT, Inc.
March 18, 2009

Prospectus Cover Page
     8. Please confirm that you will limit your cover page to one page, consistent with Item 501(b) of Regulation S-K.
Response: The Company notes the Staff’s comment and will ensure that the cover page in the printed version of the prospectus will not exceed one page in length as required by Item 501(b) of Regulation S-K.
Questions and Answers About This Offering, page v
Q: How will you structure the ownership and operation of your assets? page vi
     9. Please avoid using the term “Company” or any similarly generic term to refer to the registrant. Instead, use the company’s full name or a shortened version of it that is not easily confused with your reference to the sponsor as “Hines.”
Response: The Company has generally replaced all references to the “Company” in the prospectus (except for those contained in the financial statements as to which the Plain English rules do not apply) with “we,” “our,” or “us” as appropriate.
Q: Why should I invest in real estate investments? page viii
     10. We refer to the 2008 Plan Sponsor Survey cited in your report. Please include disclosure here discussing the current real estate market, including declines in property values and occupancy rates.
Response: The Company has added the following disclosure at the end of the referenced Q&A, which appears on page viii of Amendment No. 1, to address the current real estate market:
Please see “Risk Factors—Risks Related to Real Estate—A continued economic slowdown or rise in interest rates or other unfavorable changes in economic conditions in the markets in which we operate could adversely impact our business, results of operations, cash flows and financial condition and our ability to make distributions to you and the value of your investment” for a discussion of the current economic slowdown and disruptions in the capital and credit markets.
In addition, the Company has revised the first paragraph of the referenced risk factor as follows so that it refers to both declines in occupancy rates and property values:
The development of negative economic conditions in the markets in which we operate may significantly affect occupancy, rental rates and our ability to collect rent from our tenants, as well as, our property values, which could have a material adverse impact on our cash flows, operating results and carrying value of investment property. For example, a continued recession or rise in interest rates could make it more difficult for us to lease real properties, may require us to lease the real properties we acquire at lower rental rates and may lead to an increase in tenant defaults. In addition, these conditions

Hines Global REIT, Inc.
March 18, 2009

may also lead to a decline in the value of our properties and make it more difficult for us to dispose of these properties at an attractive price. Other risks that may affect conditions in the markets in which we operate include:
•	Local conditions, such as an oversupply of the types of properties we invest in or a reduction in demand for such properties in the area and

•	Increased operating costs, if these costs cannot be passed through to tenants.
International, national, regional and local economic climates may also be adversely affected should population or job growth slow. To the extent any of these conditions occurs in the markets in which we operate, market rents, occupancy rates and our ability to collect rents from our tenants will likely be affected and the value of our properties may decline. We could also face challenges related to adequately managing and maintaining our properties, should we experience increased operating costs and as a result, we may experience a loss of rental revenues. Any of these factors, may adversely affect our business, results of operations, cash flows and financial condition, our ability to make distributions to you and the value of your investment.
Q: If I buy shares, will I receive distributions and, if so, how often?
     11. The disclosure here is repeated on page 8 of the prospectus summary. We note similar repetition in disclosure regarding the distribution reinvestment plan and the share redemption program. Please omit the repetitive disclosure.
Response: The Company has removed the repetitive disclosure regarding distributions, the distribution reinvestment plan and the share redemption program from the Questions and Answers section of Amendment No. 1.
Prospectus Summary, page 1
     12. Please provide a summary of the conflicts of interest associated with your structure and ownership.
Response: The Company has added the following disclosure to the Prospectus Summary which appears on pages 1-2 of Amendment No. 1:
Conflicts of Interest
We rely on affiliates of Hines for our day-to-day operations and the selection of real estate investments. We pay substantial fees to these affiliates for these services. These affiliates are subject to conflicts of interest as a result of this and other relationships they have with us and other investment vehicles sponsored by Hines. We also compete with affiliates of Hines for tenants and investment opportunities, and some of those affiliates will have priority with respect to certain investment opportunities. Please see “Conflicts of Interest” and “Risk Factors—Risks Related to Potential Conflicts of

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Interests” for a more detailed description of the conflicts of interests, and the associated risks, related to our structure and ownership.
Hines Global REIT, Inc., page 1
     13. Please include disclosure that this is only the second publicly-offered REIT that your advisor and key employees have managed.
     Response: The Company has added the following disclosure as the second to last paragraph under the “Hines Global REIT, Inc.” section of the Prospectus Summary which appears on page 1 of Amendment No. 1:
     We are Hines’ second publicly-offered REIT.
Management Compensation, Expense Reimbursement and Operating Partnership OP Units, Special OP Units and Participation Interest, page 3
     14. We note the asterisk indicating that the amount of issuer costs that you will reimburse the Advisor assumes that you sell the maximum offering amount. Please tell us why these are not fixed costs of the offering regardless of the amount sold. We note that the Use of Proceeds table on page 44 shows that these costs will be substantially less if you sell only the minimum offering amount.
Response: The issuer costs to be reimbursed by the Company are substantially less if only the minimum offering amount is sold because the total compensation payable by the Company that relates to its organizational and offering activities (which includes selling commissions, the dealer manager fee and issuer costs) cannot exceed 15% of the gross offering proceeds. Accordingly, the issuer costs included in the Use of Proceeds table under the Minimum Offering amount is capped by this 15% limitation. Moreover, the issuer costs associated with the offering are not in all cases fixed costs. For example, in the case of actual legal, printing, filing fees, transfer agent costs, postage, data processing fees and advertising and sales literature related costs, the total amount of these issuer costs will increase depending on, among other things, the number of investors who invest, and the number of shares sold, in the offering.
     15. Please revise to show an estimated amount for Acquisition Expenses, as you have provided in the Use of Proceeds table on page 44. Revise the footnote to explain the assumptions upon which the estimate is based.
Response: Item 4A of Guide 5 requires that the management compensation chart specify dollar amounts “where possible.” The dollar amounts in the “Estimated Maximum” column of the management compensation chart include the estimated maximum dollar amount of each fee or expense only where it is possible to accurately calculate an estimated maximum. The amount included in the Use of Proceeds section is based on an illustrative example, not the estimated maximum. The estimated maximum is not a “possible” dollar amount that can be calculated because the maximum could vary depending on a number of factors, including the type and jurisdiction of the real estate

Hines Global REIT, Inc.
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investment acquired, the legal structure of the transaction in which the real estate investment is acquired, the aggregate purchase price paid to acquire the real estate investment, and the number of real estate investments acquired. Accordingly, the Company has revised the disclosure in footnote 8 to the “Estimated Use of Proceeds Table” as follows to clarify this point:
Acquisition expenses were estimated by us for illustrative purposes, based on the prior experience of Hines, and may include customary third-party acquisition costs which are typically included in the gross purchase price of the real estate investments we acquire or are paid by us in connection with such acquisitions. These third-party acquisition costs include legal, accounting, consulting, travel, appraisals, engineering, due diligence, option payments, title insurance and other costs and expenses relating to potential acquisitions regardless of whether the property is actually acquired. The actual amount of acquisition expenses cannot be determined at the present time and will depend on numerous factors, including the type and jurisdiction of the real estate investment acquired, the legal structure of the transaction in which the real estate investment is acquired, the aggregate purchase price paid to acquire the real estate investment, and the number of real estate investments acquired.
     16. Please expand footnote (11) to briefly describe the services that Hines or its affiliates will perform in exchange for the Development Fees.
Response: We do not believe the footnotes to the management compensation table is the appropriate place to describe the services to be provided in exchange for development fees as the services are described elsewhere in the prospectus, and no other services are described in the footnotes. However, the Company has added the following “Development Management” section on page 72 of Amendment No. 1 to describe the services that Hines or its affiliate may perform in exchange for development fees:
Development Management
We expect to retain Hines or Hines affiliates to provide development management services for many of the development projects we undertake, if any, and to enter into development management agreements with Hines or its affiliates in connection with these activities.
The services to be performed by Hines or Hines affiliates in connection with our development projects include the management of all development related activities including, but not limited to the following: program planning, budgeting, consultant selection, architectural and engineering design preparation and development, contract bidding and buy-out, construction management, marketing, leasing, project completion, and tenant relocation and occupancy.
We will pay Hines or its affiliates development fees that are usual and customary for comparable services rendered for similar projects in the geographic area where the services are provided as approved by our board of directors and if a majority of our independent directors determines that such development fees are fair and

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reasonable and on terms and conditions not less favorable than those available from unaffiliated third parties.
     17. Please tell us why you have included the Disposition Fee and the Special OP Units under the heading “Operational Activities” as well as under the heading “Disposition and Liquidation.” The latter heading appears to be more appropriate.
Response: The Disposition Fee and Special OP Units are included under both “Operational Activities” and “Disposition and Liquidation” because it is possible that payments may be made with respect to both of these items during both the operational stage and the liquidation stage. For example, it is possible that the Company may sell a property prior to the Disposition and Liquidation phase of the Company, in which case the Disposition Fee that would be earned by the Advisor, at that point in time in connection with such sale, would be the fee referenced under Operational Activities (not Disposition and Liquidation since this would not be a Disposition Fee that would be earned as a result of the Disposition and Liquidation of the Company). Similarly, it is possible that distributions may be paid with respect to Special OP Units during the Operational Activities stage of the Company’s development, if stockholders have received or are deemed to have received a return of invested capital and the requisite return on invested capital has been realized. In addition, payments may also be made at any stage with respect to the Special OP Units, in the event the Advisory Agreement is terminated or not renewed or the shares are listed.
     18. Please revise footnote (18) to clarify how you will determine that the Advisor or its affiliates have provided a “substantial amount” of services in connection with a sale of property.
Response: The Company has revised footnote 18, which appears on pages 7 and 78 of Amendment No. 1, as follows to clarify how it will be determined that the Advisor or its affiliates have provided a “substantial amount” of services in connection with a sale of property:
Such fee will only be paid if our Advisor or its affiliates provides a substantial amount of services, as determined by our independent directors, in connection with the sale. In no event will the fee exceed an amount which, when added to the fees paid to unaffiliated parties in such capacity, equals 6% of the sales price of the assets.
Risk Factors
The bankruptcy or insolvency of a major tenant may adversely ..., page 21
     19. Please clarify that references to bankruptcy law are U.S. bankruptcy law and that the laws in international jurisdictions may differ.
Response: The Company has updated the referenced risk factor as follows to clarify that the references to bankruptcy law are to U.S. bankruptcy laws and that the laws in international jurisdictions may differ:

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The bankruptcy or insolvency of a major tenant may adversely impact our operations and our ability to pay distributions.
The bankruptcy or insolvency of a significant tenant or a number of smaller tenants may have an adverse impact on our income and our ability to pay distributions. Generally, under U.S. bankruptcy law, a debtor tenant has 120 days to exercise the option of assuming or rejecting the obligations under any unexpired lease for nonresidential real property, which period may be extended once by the bankruptcy court. If the tenant assumes its lease, the tenant must cure all defaults under the lease and may be required to provide adequate assurance of its future performance under the lease. If the tenant rejects the lease, we will have a claim against the tenant’s bankruptcy estate. Although rent owing for the period between filing for bankruptcy and rejection of the lease may be afforded administrative expense priority and paid in full, pre-bankruptcy arrears and amounts owing under the remaining term of the lease will be afforded general unsecured claim status (absent collateral securing the claim). Moreover, amounts owing under the remaining term of the lease will be capped. Other than equity and subordinated claims, general unsecured claims are the last claims paid in a bankruptcy and therefore funds may not be available to pay such claims in full. In addition, while the specifics of the bankruptcy laws of international jurisdictions may differ from the U.S. bankruptcy laws described herein, the bankruptcy or insolvency of a significant tenant or a number of smaller tenants at any of the international properties we may acquire, may similarly adversely impact our operations and our ability to pay distributions.
Use of Proceeds, page 43
     20. Please tell us why the table does not include a line item for Development Fees.
Response: In accordance, with the requirements of Item 504 of Regulation S-K the Use of Proceeds table includes a line item for each of the principal purposes for which the Company intends to use the net proceeds of the offering. The Use of Proceeds table does not include a line item for development fees because the Company does not expect development projects to comprise a principal purpose of its real estate investments during this offering. In fact, as disclosed on page 81 of Amendment No. 1, the Company does not even expect that a significant portion of the proceeds from this offering will be invested in development projects.
Management, page 46
     21. We note that upon the completion of the offering, your board of directors will consist of seven members. Please revise your disclosure to name the remaining four director nominees at such time as they have been identified.
Response: The Company hereby confirms that it will revise its disclosure in a pre-effective amendment to name the remaining four director nominees when they have been identified.

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March 18, 2009

Management Compensation, Expense Reimbursement and Operating Partnership OP Units, Special OP Units and Participation Interest, page 3
     22. Please revise this section in response to comments we raised in the summary, as applicable.
Response: The Company has revised this section to conform to the revisions it has made in response to the Staff’s comments to the “Management Compensation, Expense Reimbursement and Operating Partnership OP Units and Special OP Units” section which appears in the summary.
Conflicts of Interest, page 79
     23. Please expand your disclosure regarding any current Hines affiliated entities that may compete with you, including the number of funds, the amount available for investment and the term of such funds.
Response: The Company has revised the disclosure that appears on pages 80-81 of Amendment No. 1 in the Conflicts of Interest section to expand its disclosure regarding the other Hines affiliated entities that may compete for investment opportunities with the Company.
     24. If possible, quantify the amount of time your advisor’s directors, officers, and key personnel will devote to your business.
Response: The Company advises the Commission that it is not presently able to quantify the amount of time that its advisor’s directors, officers and key personnel will devote to its business as it will depend on the particular facts and circumstances and will vary from time to time and from person to person. The Company does note that it has disclosed that all of its officers and non-independent directors are also officers and directors of the Company’s advisor and/or other entities controlled by Hines, including the related risks associated therewith. See “Risk Factors—Risks Related to Potential Conflicts of Interest—Certain of our officers and directors face conflicts of interest relating to the positions they hold with other entities.” Furthermore, the Advisory Agreement provides in Section 12.02 that the Advisor and its affiliates shall devote to the Company “such time as shall be reasonably necessary to conduct the business and affairs of the Company in an appropriate manner consistent with the terms of this Agreement.” In addition, Section 9.2 of the Articles requires the independent directors to review the performance of the Advisor under the Advisory Agreement.
Allocation of Investment Opportunities, page 80
     25. Please expand your disclosure to discuss in greater detail the priority rights of Hines’ other investment vehicles over Hines Global. Also disclose whether Hines Global has any priority rights with respect to other Hines’ investment vehicles.

Hines Global REIT, Inc.
March 18, 2009

Response: The Company does not presently have any priority rights with respect to other Hines’ investment vehicles. The Company has expanded its disclosure to discuss in greater detail the priority rights of Hines’ other investment vehicles over the Company as explained in the Company’s response to question 23 above.
Investments in and Originating Loans, page 88
     26. We note the disclosure at the bottom of page 90, which states that there are no limits on the amount of offering proceeds that you may apply to loan investments and that your articles do not restrict the percentage of your assets that may be invested in any type of loan. We also note the disclosure on page 96, which states that you intend to operate in such a manner that you will not be subject to regulation under the Investment Company Act. Please provide us with a detailed legal analysis of how you will manage your portfolio in a manner that will enable you to avoid becoming subject to regulation under the Investment Company Act.
Response: The Company will seek to conduct its business so that it will not be an investment company, and therefore will not be required to register as an investment company under the Investment Company Act of 1940, as amended (the “1940 Act”). The chart below1 helps explain how the Company expects to manage its portfolio. The top two levels shown represent the Company and its operating partnership (the “Operating Partnership”); the third-level box shown below represents multiple entities that will be formed and that will operate at various levels below the Operating Partnership. Please see the anticipated exemption or exclusion from registration with respect to each prospective entity at the third tier level or any level below that tier, and the basis for the specific exemption described below.
To conform to appropriate practice under the 1940 Act, each entity is analyzed separately.

[1]	Omitted from this chart are public and private up-stream holders of interests in the registrant, including certain other Hines affiliates, as these persons are not relevant to a determination of the 1940 Act status of the registrant.

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In order to perform the 1940 Act analysis for each entity, please begin at the bottom of the chart with the lowest level entity in each “chain.” In general, it is contemplated by the Company that an entity may be created for each project or set of projects. The entity will generally be a special purpose vehicle established for the purpose of owning, constructing, operating, or otherwise dealing in a specific real property of the type described in the Registration Statement. As noted in the chart above, it is possible that there may be one or more additional entities in the chain below the level three entity, but the operating company analysis under Section 3(a)(1)(C) of the 1940 Act will apply. Based upon the business of each entity2 and the hard assets that will comprise the bulk of the total assets of each entity, each of these entities generally will not meet the definition of investment company under Section 3(a)(1)(C) of the 1940 Act. Each will be an operating company that is not required to register as an investment company, and none of these will rely upon Section 3(c)(1) or (7) of the 1940 Act for that purpose. If the business of the entity does require it to acquire or hold an investment security that is not issued by a majority-owned subsidiary, the Company will assure that the entity will not hold such assets at a level that would comprise 40% or more of its total assets.
In the alternative, an entity might be established to conduct a business that would comport with the standards applied under Section 3(c)(5)(C) of the 1940 Act. Such an entity would not be deemed to be an investment company so long as it is engaged in the business of acquiring “mortgages, and other liens on and interests in real estate.” The business of any such entity, if established, will be structured to comply with the conditions of Section 3(c)(5)(C) of the 1940 Act.3
The Company expects that each such entity will be a majority-owned subsidiary of the Operating Partnership or the intervening entity that holds the interests of that entity. Given that such an entity would not be an investment company (and would not be exempt from registration as an investment company in reliance upon Sections 3(c)(1) or (7) of the 1940 Act), the interests of the Operating Partnership in such an entity would not be investment securities, and would be excluded from the 40% pool of assets calculation under the Section 3(a)(1)(C) of the 1940 Act.
It also is possible that an entity may be deemed to be a company that would be considered to be an investment company under the definition in the 1940 Act but for the fact that the entity is exempt from registration under Sections 3(c)(1) or (7) of the 1940 Act. In that event, the securities of that entity would be treated as an investment security in the hands of the entity that holds its shares.4 If such a circumstance occurred, the value

[2]	None of the entities depicted at any level will be held out to the public as an investment company.

[3]	In this regard, the Company has reviewed, and will comply fully with, all applicable no-action letters on this topic that have been released by the Division of Investment Management, up to and including the Capital Trust, Inc. no-action letter of February 2009.

[4]	Although such an entity, if located entirely outside the U.S., would presumably not be an investment company under the 1940 Act, and would not have to rely upon the exemptions in Sections 3(c)(1) or (7) to be exempt from such registration. The securities of that entity held by a higher level entity therefore might be deemed to be other than investment securities as defined in Section 3(a) of the 1940 Act.

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of the investment securities issued by that entity, and by any other non-operating company subsidiary, that are held in the hands of the next higher level entity would not be allowed to equal or exceed 40% of the assets of the upper level entity, which therefore would continue to be an operating company.
In each instance described above, the determination of whether an entity is a “majority-owned subsidiary” as required under Section 3(a)(2) of the 1940 Act, will be based upon the definition under Section 2(a)(24) of the 1940 Act. As noted above, in the unlikely event that an entity does hold an investment security for any reason, the Company will assure that the aggregate value of any such asset does not comprise 40% or more of the assets of that entity. Therefore, we expect that each entity that holds interests in subsidiary entities also will be an operating company excluded from the definition of investment company as defined in Section 3(a) of the 1940 Act.
Proceeding up the table to the Operating Partnership at level-two, it is anticipated that the principal assets of the Operating Partnership also will be comprised of: (i) interests in majority-owned lower-level subsidiaries that are not investment companies, and possibly (ii) real property of the type described above and in the Registration Statement. Under this circumstance, the Company believes that the same analysis under Section 3(a)(1)(C) of the 1940 Act will serve to exclude the Operating Partnership from a finding that it is an investment company.
Finally, the top-most level entity, the Company at level one, will not be an investment company under the 1940 Act Section 3(a)(1)(C) analysis because it too will hold all of its assets in a form that would not be treated as investment securities under Section 3(a)(2) of the 1940 Act, and in the event that for some business reason the Company does acquire and hold such a security in the course of its operations, it will not allow such assets to reach or exceed the 40% level under the 1940 Act Section 3(a)(1)(C) analysis.
The officers of the Company are aware of each of these issues, including the application of Section 3(a)(1)(C) of the 1940 Act and the method used to complete the calculation of total assets under that provision, the definitional concepts in Sections 3(a)(2) and 2(a)(24) of the 1940 Act, the conditions that must be satisfied to rely upon Section 3(c)(5)(C) of the 1940 Act, and the obligation of the issuer and its affiliates to continue to monitor and calculate the tests described above. The Company is satisfied that so long as it conducts its activities in the manner described above and in the Registration Statement, neither the Company nor its affiliated entities listed above will be deemed to be investment companies required to register under the 1940 Act.
The Company hereby confirms that its 1940 Act counsel has been engaged in discussions with Ms. Rochelle Plesset of the Commission’s Division of Investment Management. Pending the conclusion of these discussions, the Company will update its 1940 Act disclosures as necessary.
Investments in Other Debt-Related Investments, page 91
     27. Please clarify if the commercial mortgage-backed securities in which you intend to invest will be Agency-backed securities.

Hines Global REIT, Inc.
March 18, 2009

Response: The Company does not intend to invest in Agency-backed securities. The Company has clarified the related disclosure which appears on page 92 of Amendment No. 1 as follows:
Commercial Mortgage-Backed Securities . Commercial mortgage-backed securities, or CMBS, are securities that evidence interests in, or are secured by, a single commercial mortgage loan or a pool of commercial mortgage loans. We do not expect to invest in any CMBS that are backed by any governmental agencies. Accordingly, these securities are subject to all of the risks of the underlying mortgage loans.
Prior Performance, page 97
     28. Please provide updated information as of December 31, 2008 when available.
Response: All of the prior performance information will be updated to December 31, 2008 in a pre-effective amendment.
     29. Please include prior performance information on real estate-related loans and securities, if applicable.
Response: The Company hereby confirms that one fund, National Office Partners Limited Partnership, has invested in one real estate-related loan and that the performance of that investment is included in the prior performance information disclosed for that fund. Additionally the Company has added the disclosure to page 102 of Amendment No. 1 to describe the prior performance of this real estate-related loan.
     30. Please disclose all major adverse business developments or conditions experienced by any of the prior programs. We note, for example, that some of your prior programs have experienced negative cash flows in each of the last three years, as reflected in Table III of the prior performance tables.
Response: The Company has updated the prior performance disclosure on pages 101-105 of Amendment No. 1 to disclose major adverse business developments or conditions experienced by its prior programs.
The Operating Partnership
The Participation Interest, page 130
     31. Please revise to disclose the percentage interest represented by the initial Participation Interest issued to Hines Global REIT Associates Limited Partnership and explain how the amount was determined. Also, please describe in more detail and explain how the amount was determined. Also, please describe in more detail the “future services” that Hines will perform as consideration for the Participation Interest. Considering that affiliates of the sponsor are already being compensated for advisory and management services, the purpose of the Participation Interest is not clear.

Hines Global REIT, Inc.
March 18, 2009

Response: It is no longer contemplated that a Participation Interest will be issued to Hines Global REIT Associates Limited Partnership. Accordingly, all references to the Participation Interest have been deleted from Amendment No. 1.
32. Please provide hypothetical examples to illustrate calculations of the following:
•	the percentage interest of the holder of the Participation Interest as of the end of a particular calendar month;

•	“Equity Value,” and

•	the percentage interest of each partner holding OP Units for any particular calendar month.
Response: It is no longer contemplated that a Participation Interest will be issued to Hines Global REIT Associates Limited Partnership. Accordingly, all references to the Participation Interest have been deleted from Amendment No. 1.
Hypothetical Impact of the Participation Interest, page 132
     33. Please tell us whether the Special OP Units are included in the amounts shown in the table. If so, please provide disclosure explaining how the Special OP Units are reflected. If not, please tell us why you have omitted them.
Response: It is no longer contemplated that a Participation Interest will be issued to Hines Global REIT Associates Limited Partnership. Accordingly, all references to the Participation Interest have been deleted from Amendment No. 1. However, in response to the Commission’s question, the Special OP Units were not included in the amounts shown in the previous table. The Special OP Units were not included in the amounts shown in the previous table because the holder of the Special OP Units will only be entitled to distributions if the stockholders have received a return on their invested capital and have achieved the required return on their invested capital, and the Company cannot presently predict if or when the required shareholder return will be achieved.
Supplemental Sales Material, page 153
     34. Please confirm that you will submit to us any sales literature that is to be used in connection with this offering prior to use, including sales literature intended for broker-dealer use only. Please be aware that we will need time to review these materials. In addition, note that sales materials must set forth a balanced presentation of the risks and rewards to investors and should not contain any information or disclosure that is inconsistent with or not also provided in the prospectus. For guidance, refer to Item 19.D of Industry Guide 5.
Response: The Company has previously provided certain sales literature to the Staff for its review. The Company hereby confirms that it will submit to the Staff for its review all additional sales literature that it intends to use in connection with this offering, including sales literature intended for broker-dealer use only, prior to use.

Hines Global REIT, Inc.
March 18, 2009

Balance Sheet
Notes to Balance Sheet
General
     35. We note from your disclosure on page 9 of your filing that your common stock is redeemable in certain instances. Please expand your footnote disclosure to include a discussion of the redemption features of your common stock. Additionally, tell us and disclose how you intend to apply the guidance in SFAS 150 of ASR 268 with respect to your common stock.
Response:
The Company will expand its footnote disclosure to include a discussion of its share redemption program and its related accounting policy. The Company has updated its footnote disclosure on pages F-6 to F-7 of Amendment No. 1 by adding the following disclosure to its Summary of Significant Accounting Policies as follows:
Redemption of Common Stock
The Company will offer a share redemption program which will allow certain stockholders to have their shares redeemed subject to approval and certain limitations and restrictions. No fees will be paid to Hines in connection with any redemption. The Company’s board of directors may terminate, suspend or amend the share redemption program upon 30 days’ written notice without stockholder approval.
The Company initially intends to allow redemptions of its shares on a monthly basis. Subject to funds being available as described below, the number of shares repurchased during any consecutive 12-month period will be limited to no more than 5% of the number of outstanding shares of common stock at the beginning of that 12-month period. Unless the Company’s board of directors determines otherwise, the funds available for redemptions in each month will be limited to the funds received from the distribution reinvestment plan in the prior month.
The Company has adopted Statement No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity, which requires, among other things, that financial instruments that represent a mandatory obligation of the Company to repurchase shares be classified as liabilities and reported at settlement value. Management believes that shares tendered for redemption by the holder under the Company’s share redemption program will not represent a mandatory obligation until such redemptions are approved. At such time, the Company will reclassify such obligations from equity to an accrued liability based upon their respective settlement values.

Hines Global REIT, Inc.
March 18, 2009

Summary of Significant Accounting Policies, page F-4
     36. We note your disclosure in footnote 1 that the Company may invest in other real estate related assets such as equity or debt interests. Please expand your disclosure to include your accounting policies related to these investments or tell us why no additional disclosure is necessary.
Response: The Company has expanded its disclosure to include accounting policies related to real estate related assets such as equity or debt interests by expanding the footnote disclosure that appears on pages F-5 to F-6 of Amendment No. 1 as follows:
Investments in Real Estate Loans
Investments in real estate loans will be recorded at cost and reviewed for potential impairment at each balance sheet date. A loan receivable is considered impaired when it becomes probable, based on current information, that the Company will be unable to collect all amounts due according to the loan’s contractual terms. The amount of impairment, if any, would be measured by comparing the carrying amount of the loan receivable to the present value of the expected cash flows or the fair value of the collateral. If a loan was deemed to be impaired, the Company would record a reserve for loan losses through a charge to income for any shortfall.
Investment Property and Lease Intangibles, page F-4
     37. Please revise your disclosure to state, if true, that the value assigned to acquired properties will be determined on an “if vacant” basis.
Response: The Company has revised the third paragraph of its Investment Property and Lease Intangibles significant accounting policies, which appears on page F-5 of Amendment No. 1, for the purposes of disclosing that the value assigned to acquired properties will be determined on an “as if vacant” basis as follows:
Acquisitions of properties will be accounted for utilizing the acquisition method and, accordingly, the results of operations of acquired properties will be included in the Company’s results of operations from their respective dates of acquisition. Estimates of future cash flows and other valuation techniques that the Company believes are similar to those used by independent appraisers will be used to record the purchase of identifiable assets acquired and liabilities assumed such as land, buildings and improvements, equipment and identifiable intangible assets and liabilities such as amounts related to in-place leases, acquired above- and below-market leases, tenant relationships, asset retirement obligations, mortgage notes payable and any goodwill or gain on purchase. Values of buildings and improvements will be determined on an as if vacant basis. Initial valuations will be subject to change until such information is finalized, no later than 12 months from the acquisition date.

Hines Global REIT, Inc.
March 18, 2009

Prior Performance Tables
Table 1, page A-2
     38. Please provide a line item at the top of the table for dollar amount offered, so that investors can assess the sponsor’s success at raising funds by comparing the amount offered to the amount raised.
Response: The Company has added a “Dollar amount offered” line item at the top of Table I that discloses the dollar amount offered.
Table III, page A-4
     39. Please provide a footnote explaining the third line item in the table.
Response: The Company has deleted the third line as it does not apply to any of the funds referenced in the table.
     40. Please tell us how, in some cases, the prior programs paid distributions from operating cash flows in amounts that appear to exceed total cash generated from operations, sales, and refinancing.
     Response: The Company hereby advises the Commission that its Table III disclosure presents cash flows from operating activities in accordance with GAAP for each of the prior programs. However, it does not include cash flows from investing activities or cash flows from financing activities as the Company did not believe it was appropriate to include those cash flows in the other line item descriptions prescribed for Table III. Cash flows from investing activities include several operational items, such as distributions from unconsolidated entities in excess of equity in earnings and master lease rents, both of which provide liquidity in excess of cash flows from operating activities. The Company hereby confirms that it will modify its Table III disclosure to include cash flows from investing and financing activities for each of its prior programs in a pre-effective amendment to the Registration Statement when its updates its Prior Performance Tables through December 31, 2008.
Exhibits
     41. Please file the remaining exhibits, including the legal and tax opinions, with your next amendment. We must review the exhibits before we declare the registration statement effective and we may have comments.
Response: Forms of the remaining exhibits (other than the Agreement of Limited Partnership of Hines Global REIT Properties LP and the List of Subsidiaries of Hines Global REIT, Inc), including the legal and tax opinions, have been filed with Amendment No. 1. The remaining exhibits will be filed with a pre-effective amendment.
     If you should have any questions about this letter or require any further information, please call me at 305-579-0722.

Sincerely,
/s/ Barbara J. Oikle
Barbara J. Oikle, Esq.

cc:	Judith D. Fryer, Esquire Hines Global REIT, Inc.